Exhibit 3.1

CERTIFICATE OF DESIGNATION OF

SERIES LTI Convertible PREFERRED STOCK OF

INTERACTIVE STRENGTH Inc.

Pursuant to Section 151
of the General Corporation Law of the State of Delaware (the “DGCL”)

I, the Chief Executive Officer of Interactive Strength Inc., a corporation organized and existing under the DGCL (the “Corporation”), in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY that pursuant to the authority conferred upon the Board of the Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation, dated May 2, 2023, as amended, the Board has duly approved and adopted the following resolution on June 5, 2025, and the resolution was adopted by all necessary action on the part of the Corporation:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation, dated May 2, 2023, as amended, of the Corporation (the “Certificate of Incorporation”) provides for a class of the Corporation’s authorized stock known as Preferred Stock, consisting of 200,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board is authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof; and

WHEREAS, the Board deems it in the best interest of the Corporation and its shareholders to authorize and designate a Series LTI Convertible Preferred Stock.

NOW, THEREFORE, BE IT:

RESOLVED, that pursuant to the authority vested in the Board by the Certificate of Incorporation and Section 151 of the General Corporation Law of the State of Delaware, the Board deems it in the best interest of the Corporation and its shareholders to hereby designate, create, authorize and provide for the issue of a series of 5,000,000 shares of Preferred Stock, par value $0.0001 per share, having the voting powers and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions that are set forth in the Certificate of Designation as follows

Exhibit 3.1

Article 1

DESIGNATION

The designation of the series of preferred stock of the Corporation is “Series LTI Convertible Preferred Stock,” par value $0.0001 per share (the “LTI Preferred Stock”). Each share of LTI Preferred Stock shall have an original issue price of $2.00 subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares (the “Original Issue Price”).

ARTICLE 2

DIVIDENDS

From and after the date of the issuance of any shares of LTI Preferred Stock, dividends at the rate per annum of 10% of the Original Issue Price of such share, plus the amount of previously accrued dividends, compounded annually, shall accrue on each share then outstanding (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Article 2 or in Section 3.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board, and payable either in cash or in the form of shares of LTI Preferred Stock, and, except as provided in Section 3.1, the Corporation shall be under no obligation to pay such Accruing Dividends. Accruing Dividends shall only be payable to an Eligible Holder to the extent such holder, on each dividend payment date, is still on the Board or, solely in the case of executives who are not members of the Board, only to the extent such holder, on each dividend payment date, has not resigned their position. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) payable in shares of Common Stock) unless the holders of LTI Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of LTI Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of LTI Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock other than the LTI Preferred Stock, that dividend per share of LTI Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of LTI Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of LTI Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of LTI Preferred Stock pursuant to this Article 2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for the LTI Preferred Stock.

Article 3

LIQUIDATION PREFERENCE

Exhibit 3.1

Section 3.1 Preferential Payments to Holders of LTI Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of LTI Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of LTI Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, after any payment shall be made to the holders of the Corporation’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, or Series C Convertible Preferred Stock and before any payment shall be made to the holders of the Common Stock by reason of their ownership thereof, an amount per share of LTI Preferred Stock equal to the greater of (i) the Original Issue Price, plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of LTI Preferred Stock been converted into Common Stock pursuant to Section 5.1 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of LTI Preferred Stock the full amount to which they shall be entitled under this Section 3.1, the holders of shares of LTI Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Section 3.2 Deemed Liquidation Events. Each of the following events shall be considered a “Deemed Liquidation Event”:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger or consolidation, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger or consolidation, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a subsidiary of the Corporation.

Section 3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Article 4

VOTING

The shares of LTI Preferred Stock shall not be entitled to any voting rights, other than any vote required by law or the Certificate of Incorporation.

Exhibit 3.1

Article 5

CONVERSION

Section 5.1 Optional Conversion. The holders of the LTI Preferred Stock shall, on or after June 6, 2026, have conversion rights as follows (the “Conversion Rights”):

(a) Conversion Ratio. Subject to the terms of Section 5.3, the applicable legal and regulatory requirements, including, without limitation, the Nasdaq Stock Market’s listing requirements, and as otherwise set forth in this Certificate of Designation, each share of LTI Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock, as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” applicable to the LTI Preferred Stock shall initially be equal to $1.06. Such initial Conversion Price, and the rate at which shares of LTI Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of LTI Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 3.1 to the holders of LTI Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

(c) Number of Shares Issuable Upon Conversion. Subject to the terms of Section 5.3, the applicable legal and regulatory requirements, including, without limitations, the Nasdaq Stock Market’s listing requirements, and as otherwise set forth in this Certificate of Designation, the number of shares of Common Stock issuable to a holder of LTI Preferred Stock upon conversion of such LTI Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of LTI Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the LTI Preferred Stock pursuant to Section 5.1(a).

Section 5.2 Mechanics of Conversion.

(a) Notice of Conversion. In order for a holder of LTI Preferred Stock to voluntarily convert shares of LTI Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the LTI Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder’s shares of LTI Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder’s shares are certificated, surrender the certificate or certificates for such shares of LTI Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the LTI Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of

Exhibit 3.1

record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of LTI Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of LTI Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of LTI Preferred Stock converted.

(b) Reservation of Shares. The Corporation shall at all times when the LTI Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the LTI Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the LTI Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for the LTI Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the LTI Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non‑assessable shares of Common Stock at such adjusted Conversion Price.

(c) Effect of Conversion. All shares of LTI Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

(d) No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the LTI Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(e) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of LTI Preferred Stock pursuant to this Section 5.2. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of LTI Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

Section 5.3 Conversion Restrictions.

(a) Stockholder Approval Restriction. As required by the Nasdaq Stock Market’s listing requirements for equity compensation to officers, directors, employees, or consultants, no holder of LTI Preferred Stock shall have the right to convert any shares of LTI Preferred Stock, and no shares of LTI Preferred Stock shall otherwise be converted into shares of Common Stock without the consent of a majority of the total votes cast on a proposal with regard thereto voted on at duly called shareholder meeting with the necessary quorum of shareholders represented. If such stockholder approval is not obtained on or before June 6, 2026, the Corporation will redeem each share of the LTI Preferred Stock for cash at a redemption price equal to the Original Issuance Price (“Mandatory Redemption”). The Corporation shall exercise the Mandatory Redemption by mailing written notice to each holder, which notice shall specify: (i) the number of shares of LTI Preferred Stock to be redeemed and the amount to be paid therefor; and (ii) the date on which such redemption shall occur, which shall be a business day not less than 20 days and not more than 60 days from the date on which such notice is mailed.

Exhibit 3.1

(b) Beneficial Ownership Restriction. Notwithstanding anything to the contrary herein, no holder of LTI Preferred Stock shall have the right to convert any shares of LTI Preferred Stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates, and any other persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own in excess of 4.99% of the total number of shares of Common Stock of the Corporation issued and outstanding immediately after giving effect to the conversion.

(i) For purposes of this clause, “beneficial ownership” shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(ii) Each holder of LTI Preferred Stock shall be responsible for providing the Corporation with all information necessary to make a determination of beneficial ownership.

Article 6

CERTAIN ADJUSTMENTS

Section 6.1 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issuance Date effect a subdivision of the outstanding Common Stock, the Conversion Price of LTI Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issuance Date combine the outstanding shares of Common Stock, the Conversion Price of LTI Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

Section 6.2 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of LTI Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of LTI Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of LTI Preferred Stock shall be adjusted pursuant to this Section 6.2 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of LTI Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of LTI Preferred Stock had been converted into Common Stock on the date of such event.

Section 6.3 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issuance Date shall make or issue, or fix a record date for the

Exhibit 3.1

determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Article 2 do not apply to such dividend or distribution, then and in each such event the holders of LTI Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of LTI Preferred Stock had been converted into Common Stock on the date of such event.

Section 6.4 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 3.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the LTI Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 6.2 or Section 6.3), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of LTI Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of LTI Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in Section 5.2 and Article 6 with respect to the rights and interests thereafter of the holders of the LTI Preferred Stock, to the end that the provisions set forth in Section 5.2 and Article 6 (including provisions with respect to changes in and other adjustments of the Conversion Price of LTI Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Seirs A Preferred Stock.

Section 6.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of LTI Preferred Stock pursuant to Section 5.2 and Article 6, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of LTI Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which LTI Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of LTI Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for LTI Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of LTI Preferred Stock.

Section 6.6 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the LTI Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the LTI Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the LTI Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up,

Exhibit 3.1

and the amount per share and character of such exchange applicable to the LTI Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

[Signature Page Follows]

Exhibit 3.1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed as of this 6th day of June 2025.

Interactive Strength Inc.

By: /s/ Trent Ward
Name: Trent Ward
Title: Chief Executive Officer

[Signature Page to Certificate of Designation of Series LTI Convertible Preferred Stock of Interactive Strength Inc.]